UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 6)*


                     Blue Ridge Real Estate Company and
                          Big Boulder Corporation
---------------------------------------------------------------------------
                              (Name of Issuer)


          Capital Stock, without par value, stated value $.30 per
                        combined share of Blue Ridge
              Real Estate Company and Big Boulder Corporation
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 096005103
                 -----------------------------------------
                               (CUSIP Number)
                               Ann B. Lesk, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                               (212) 859-8113
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                       May 10, 2001 and June 27, 2001
   ----------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 096005103

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Trust Under Paragraph IV, Article Sixth U/LW/T Leo Model
    13-7216795

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%

14  TYPE OF REPORTING PERSON*

                                SCHEDULE 13D

CUSIP No. 09600513

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    P&P Family LLC
    13-4116274

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%

14  TYPE OF REPORTING PERSON*

                                SCHEDULE 13D

CUSIP No. 096005103

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Allen Model
    ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       1,267

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    1,267

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,267

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than .1%

14  TYPE OF REPORTING PERSON*

    IN

                                SCHEDULE 13D

CUSIP No. 096005103

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Peter Model
    ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           11,658

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       21,663

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         11,658

                10  SHARED DISPOSITIVE POWER

                    21,663

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    33,321

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Approximately 1.7%

14  TYPE OF REPORTING PERSON*

    IN

                                SCHEDULE 13D

CUSIP No. 096005103

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Paul Model
    ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%

14  TYPE OF REPORTING PERSON*

    IN

          This Amendment No. 6 amends the Schedule 13D (the "Statement"), relating to the shares of Capital Stock, without par value, stated value $.30 per combined Share (the "Shares") filed by the Estate of Leo Model (the "Estate"), Jane and Leo Model Foundation, Inc., a New York corporation (the "Jane and Leo Foundation"), and Allen Model and Peter Model (the "Models") with the Securities and Exchange Commission (the "Commission") on May 3, 1982, as it was amended by Amendment No. 1, filed with the Commission on May 24, 1983 by the Estate, the Jane and Leo Foundation and the Models, Amendment No. 2, filed with the Commission on July 9, 1985 by the Estate, the Jane and Leo Foundation, the Models and the Trust under Paragraph I, Article Sixth under the Last Will and Testament of Leo Model (the "Lead Trust"), Amendment No. 3, filed with the Commission on May 23, 1991 by the Lead Trust, Leo Model Foundation, Inc., a New York corporation which was the successor by merger to the Jane and Leo Foundation (the "Leo Foundation"), and the Models, Amendment No. 4, filed with the Commission on December 18, 1987 by the Lead Trust, the Leo Foundation, and the Models, and Amendment No. 5, filed with the Commission on September 15, 2000 by the Trust under Paragraph IV, Article Sixth Under the Last Will and Testament of Leo Model (the "A Model Issue Trust") the P&P Family LLC, Paul Model, and the Models. The purpose of this Statement is to reflect the sale of 286,285 Shares.

Item 1.   Security and Subject Company
          ----------------------------

          Unchanged.

Item 2.   Identity and Background
          -----------------------

          Item 2 is amended as follows:

          (a) This Amendment No. 6 is being filed on behalf of the A Model Issue Trust, the P&P Family LLC, Paul Model, and the Models (collectively, the "Reporting Persons"). Paul Model, Patricia Model and their 2 minor children are the members of the P&P Family LLC.

          (b) The addresses of the Reporting Persons are:

            Business:   Allen Model, Trustee
                        Trust under Para. IV, Art. Sixth U/L/W/T
                        Leo Model
                        c/o Mr. Allen Model
                        Model Entities
                        1500 Walnut St, Suite 1300
                        Philadelphia, PA 19103

            Business:   P&P Family LLC
                        c/o Paul Model
                        477 Madison Avenue
                        21st Floor
                        New York, New York  10022

            Business:   Paul Model, Esq.
                        477 Madison Avenue
                        21st Floor
                        New York, New York  10022

            Residence:  Allen Model
                        1720 Delancey Place
                        Philadelphia, PA  19103

            Residence:  Peter Model
                        500 East 63rd Street
                        New York, New York 10021

            Residence:  Paul Model
                        17 West 71st Street
                        Apt. 10A
                        New York, New York  10023

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Unchanged.

Item 4.   Purpose of Transaction
          ----------------------

          Unchanged.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5 is amended in its entirely as follows:

          (a)-(b) All percentages below are based on there being 1,918,180 Shares outstanding as reported in the DEF 14A filed by the Issuer on July 19, 2001.

               (i) As a result of the transaction described under Item 5(c), the A Model Issue Trust directly and beneficially owns 0 Shares which represents 0% of the Outstanding Shares.

               (ii) As of the date of this Amendment No. 6, the P&P Family LLC directly and beneficially owns 0 Shares which represents approximately 0% of the Outstanding Shares.

               (iii) As a result of the transaction described in Item 5(c), Allen Model may be deemed for purposes of Section 13(d) to beneficially own 1,267 Shares held by his wife, Pamela Model, which she received on September 29, 1988 from the estate of her father, William J. Grace, which represent less than .1% of the Outstanding Shares.

               (iv) As of the date of this Amendment No. 6, Peter Model beneficially owns 11,658 Shares as to which he exercises sole voting and dispositive power. Peter Model may also be deemed for purposes of Section 13(d) to beneficially own 21,663 Shares held in trust for the benefit of Peter Model and his children and as to which Peter Model and Peter Goldman, as trustees, share voting and dispositive power. In the aggregate, Peter Model beneficially owns 33,321 Shares or approximately 1.7% of the Outstanding Shares.

               (v) As of the date of this Amendment No. 6, Paul Model beneficially owns 0 Shares which represents 0% of the Outstanding Shares.

               (vi) As of the date of this Amendment No. 6, the Reporting Persons may be deemed to beneficially own, in the aggregate, 34,588 Shares or approximately 1.8% of the Outstanding Shares. Such Shares do not include 1,040 Shares owned by Josephine Model, widow of Leo Model's brother, Theodor Model, 3,440 Shares owned by Michael Model, son of Theodor Model, and 6,625 Shares owned by Sascha Russel, stepdaughter of Peter Model, as to which the Reporting Persons disclaim beneficial ownership.

               The Reporting Persons disclaim the existence of any group organized for the purpose of acquiring, holding, voting or disposing of any Shares.

          (c) The following transactions in the Shares were effected since the most recent filing on Schedule 13D:

               (i) On May 10, 2001, the P&P Family LLC and Paul Model each sold 58,173 shares to Kimco Realty Services, Inc. The sale was made in a privately negotiated transaction at $10.50 cash per share, for a total of $1,242,633.

               (ii) On June 27, 2001, the A Model Issue Trust, Allen Model, and a trust for the benefit of Allen Model and his children and as to which Allen Model shared voting and dispositive power, sold 116,347, 31,928, and 21,663 Shares, respectively, to Kimco Realty Services, Inc. The sale was made in a privately negotiated transaction at $10.50 cash per share, for a total of $1,784,359.50.

         (d)  Not Applicable.

         (e) As of June 27, 2001, none of the Reporting Persons were the beneficial owner of more than five percent of the Outstanding Shares.

Item 6.   Contracts, Arrangements, Understandings or
          Relations with Respect to Securities of
          the Issuer.
          ------------------------------------------

          Unchanged.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 is amended as follows:

          The following is filed herewith as an Exhibit to the Schedule
13D:

          Exhibit E -         Agreement among the A. Model Issue Trust, the
                              P&P Family LLC, Allen Model, Peter Model and
                              Paul Model with respect to the filing of an Amendment to the Schedule 13D.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 is true, complete and correct.


Dated: July 30, 2001



                                      TRUST UNDER PARAGRAPH IV, ARTICLE SIXTH
                                      U/L/W/T LEO MODEL

                                      By:  /s/ Allen Model
                                          -----------------------------------
                                           Allen Model, Trustee


                                      P&P FAMILY LLC

                                      By:  /s/ Paul Model
                                          ------------------------------------
                                           Paul Model, Member



                                      /s/ Allen Model
                                     -----------------------------------------
                                      Allen Model


                                      /s/ Peter Model
                                     -----------------------------------------
                                      Peter Model


                                      /s/ Paul Model
                                     -----------------------------------------
                                      Paul Model